

November 3, 2021

Eva G. Tang
Chief Financial Officer
American States Water Company
630 E. Foothill Blvd.
San Dimas, CA 91773-1212

> **Re: American States Water Company**
> **Form 10-K for the Fiscal Year ended December 31, 2020**
> **Response Letter dated October 14, 2021**
> **File No. 001-14431**

Dear Ms. Tang:

      We have reviewed your October 14, 2021 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2021 letter.

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis, page 27

1.   We note that you have proposed to re-label your non-GAAP measures of Water Gross Margin and Electric Gross Margin in response to prior comment one, to replace the term Gross Margin with "Operating Revenues, less Supply Costs (non-GAAP)," and we see that you have made this change in your third quarter interim report.

    However, you propose to retain your compilation of the measure, deducting supply costs from revenues, in lieu of providing a reconciliation using Gross Margin in accordance with GAAP, as you believe the most directly comparable GAAP measure is Operating Revenues. You indicate that you do not believe a reconciliation to GAAP gross margin is warranted because the purpose of your measure is to remove the effects of "pass-through costs" that do not impact profitability, although you have historically presented your measures using the gross margin GAAP terminology and disclose that the company "uses these gross margins and related percentages as an important measure in evaluating its operating results..., [and] believes these measures are useful internal benchmarks in evaluating the utility business performance within its water and electric segments..., [and] provide investors with clarity surrounding the performance of its segments."

We continue to believe that you should present gross margin in accordance with GAAP, as defined in the FASB Master Glossary, as the most directly comparable measure for use in the reconciliation that is required by Item 10(e) of Regulation S-K. Unless you are able to show how a measure that is unburdened by any expense would be more comparable than gross margin to your Water and Electric non-GAAP measures, please further revise your non-GAAP disclosures as requested in prior comment one.

Please also revise your various disclosures pertaining to rate cases having references to margin-based measures or changes therein, such as "authorized water gross margin" and "adopted electric gross margin," to clarify how the authorized or adopted measures correspond to the pass-through costs and your non-GAAP measures.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation